
11007968
Computer
DYNAMICS
A GE Intelligent Platforms Company

7640 Pelham Road
Greenville, SC 29615
USA

T 864-627-8800
F 864-675-0106

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to ________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Computer Dynamics, Inc. 401(k) and Profit Sharing Plan
7640 Pelham Road
Greenville, SC 29615-5736

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Computer Dynamics, Inc. 401(k) and Profit Sharing Plan

SEC Mail Processing
Section

JUN 27 2011

Washington, DC
110

Date June 13, 2011

Karen McGregor

(Signature)*
Name: Karen McGregor
Title: Finance Payroll Administrator

**Print name and title of the signing official under the signature.*

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Computer Dynamics, Inc.
401(k) and Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 21, 2011, with respect to the statements of net assets available for plan benefits of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan as of December 31, 2010 and 2009, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010 and schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan.

KPMG LLP

New York, New York

June 21, 2011



COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2010 and 2009

(With Independent Auditors' Report Thereon)

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

December 31, 2010 and 2009

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Computer Dynamics, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 and schedule H, line 4a-schedule of delinquent participant contributions for the year ended December 31, 2010 are presented for the purpose of additional analysis and not a required part of the basic financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 21, 2011

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Assets:		
Cash and cash equivalents (note 2)	$ 9,398	$ 18,821
Investments, at fair value (notes 3 and 4)	3,524,452	3,347,403
Notes receivable from participants	123,319	122,758
Participant contributions receivable	—	4,656
Employer contributions receivable	—	3,093
Accrued dividends and interest	2,069	2,182
Total assets	3,659,238	3,498,913
Liabilities:		
Payable for excess contributions	—	1,500
Net assets available for plan benefits, prior to adjustment	3,659,238	3,497,413
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(21,161)	(4,071)
Net assets available for plan benefits	$ 3,638,077	$ 3,493,342

See accompanying notes to financial statements.

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 321,276	$ 460,066
Dividends and interest	60,312	47,984
Total investment income	381,588	508,050
Interest on notes receivable from participants	4,558	6,477
Contributions:		
Participant	139,465	157,245
Employer	84,830	90,567
Total contributions	224,295	247,812
Total additions	610,441	762,339
Deductions from net assets attributed to:		
Benefits paid to participants	465,356	140,145
Expenses and loan fees (note 1)	350	400
Total deductions	465,706	140,545
Net increase	144,735	621,794
Net assets available for plan benefits at:		
Beginning of year	3,493,342	2,871,548
End of year	$ 3,638,077	$ 3,493,342

See accompanying notes to financial statements.

(1) Description of the Plan

The Computer Dynamics, Inc. 401(k) and Profit Sharing Plan (the "Plan") is a defined contribution plan covering employees of Computer Dynamics, Inc. (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have completed three months of service and have reached the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 12, 2010, the Plan's custodian and trustee changed from MG Trust Company LLC to Frontier Trust Company. Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This option constitutes primarily shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(c) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(d) GE Institutional Small-Cap Equity Fund – The fund invests primarily in equity securities of small-cap companies that management believes are undervalued by the market but have solid growth prospects. These companies generally have market capitalizations that fall within the range of the Russell 2000 index.

(e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(f) GE Institutional Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

(g) American Century One Choice Funds – These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

American Century One Choice Portfolio: Aggressive

American Century One Choice Portfolio: Moderate

American Century One Choice Portfolio: Conservative

On May 15, 2009 the American Century One Choice Portfolio: Aggressive replaced the GE Aggressive Allocation Fund, the American Century One Choice Portfolio: Moderate replaced the GE Moderate Allocation Fund and the American Century One Choice Portfolio: Conservative replaced the GE Conservative Allocation Fund.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

(h) Galliard Capital Management Stable Value Fund ("Stable Value Fund") – This Collective Trust fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities. On February 27, 2009, the Galliard Capital Management Stable Value Fund replaced the State Street Stable Income Fund.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to defer up to 15% of their compensation before tax subject to limitations imposed by law. Eligible employees may make "rollovers" to the Plan if they qualify for "rollover" treatment.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants were generally $16,500 in both 2010 and 2009. For participants eligible to make catch-up contributions, both the 2010 and 2009 limits on catch-up contributions were generally $5,500.

Employer Contributions

The Company provides a matching contribution equal to 100% up to the first 3% of eligible compensation before tax. The Company may also provide an additional discretionary contribution to the Plan. There were no discretionary contributions made in 2010 and 2009.

Vesting

Participants are fully vested in their contributions to the Plan and earnings thereon. The Plan provides for participants to be vested in Company matching and discretionary contributions and earnings thereon as follows:

Years of Service	Percent
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

Forfeitures

At December 31, 2010 and 2009, forfeited non-vested amounts (including unrealized appreciation) totaled $2,914 and $1,338 respectively. During 2010, $587 were used to reduce Company contributions. No forfeitures were used to pay Plan expenses or reduce Company contributions during 2009. Gains on forfeiture balances were $488 in 2010 and $217 in 2009. Additions to forfeiture balances were $1,675 during 2010 and $16 during 2009.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the day the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Notes receivable from participants at December 31, 2010 and 2009 were $123,319 and $122,758, respectively. Interest from loans to participants for the years ended December 31, 2010 and 2009 was $4,558 and $6,477, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may not be withdrawn while a participant is employed by the Company prior to age 65. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, vested employer contributions and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a direct rollover. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies as a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2h Expenses). For the mutual funds, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan's investment in the Stable Value Fund included in the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Value Fund are reinvested in the fund and reflected in dividends and interest.

(c) Cash and cash equivalents

This amount is comprised of cash held in the GE Common Stock Fund to provide liquidity.

(d) New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. The new and revised disclosures are effective for fiscal years beginning after December 15, 2009 (for transfers into and out of Level 1 and Level 2 fair-value measurements) and December 15, 2010 (for information of Level 3 fair-value measurements), and the interim periods within those fiscal years. The Company does not believe the adoption of ASU 2010-06 for information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 will materially impact the Plan's financial statement disclosures.

In September 2010, FASB issued ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans.* ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This disclosure is effective for fiscal years ending after December 15, 2010.

(e) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. In addition, we retained independent pricing vendors to assist in valuing certain instruments.

The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE Common Stock and mutual funds.

The Plan's ownership in the collective funds are carried at fair value based on the investment's net asset value per unit and included in Level 2.

See note 4 for additional information.

(f) Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued but unpaid interest.

(g) Payment of Benefits

Benefit payments are recorded when paid to participants.

(h) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(i) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(j) Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair value of the Plan's investments at December 31, 2010 and 2009:

	2010		2009	
GE Common Stock	$ 263,029	*	$ 310,331	*
Mutual funds:				
GE Institutional Income Fund	281,770	*	307,121	*
GE Institutional International Equity Fund	247,888	*	241,462	*
GE Institutional Small-Cap Equity Fund	584,426	*	518,823	*
GE Institutional U.S. Equity Fund	425,534	*	364,426	*
GE Institutional Premier Growth Equity Fund	328,523	*	313,900	*
American Century One Choice Portfolio: Aggressive	204,711	*	198,989	*
American Century One Choice Portfolio: Moderate	212,244	*	182,999	*
American Century One Choice Portfolio: Conservative	120,756		112,715	
Total mutual funds	2,405,852		2,240,435	
Collective trust fund:				
Galliard Capital Management Stable Value Fund	855,571	**	796,637	**
Total collective trust fund	855,571		796,637	
Total Investments, at fair value	$ 3,524,452		$ 3,347,403	

* Investment option represents more than 5% of the Plan's net assets.
** Contract value at December 31, 2010 and 2009 for the Stable Value Fund was $834,410 and $792,566, respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold as well as held during the year) appreciated during 2010 and 2009 as follows:

	2010	2009
GE Common Stock	$ 65,806	$ 27,110
Mutual funds	255,470	432,956
Total	$ 321,276	$ 460,066

Dividends and interest for the years ended December 31, 2010 and 2009 were $60,312 and $47,984, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Value Fund was 2.46% and 3.02% at December 31, 2010 and 2009, respectively. The average crediting interest rate was 3.16% and 2.88% at December 31, 2010 and 2009, respectively.

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock	$ 263	$ —	$ —	$ 263
Mutual funds	2,406	—	—	2,406
Collective trust fund:				
Galliard Capital Management Stable Value Fund	—	856	—	856
Total Investments, at fair value	$ 2,669	$ 856	$ —	$ 3,525

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock	$ 310	$ —	$ —	$ 310
Mutual funds	2,240	—	—	2,240
Collective trust fund:				
Galliard Capital Management Stable Value Fund	—	797	—	797
Total Investments, at fair value	$ 2,550	$ 797	$ —	$ 3,347

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2010 or 2009.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. In 2010, we have included the GE common stock of the GE Common Stock Fund in the fair value measurements table as Level 1 investments and the cash portion was reflected under cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits. Accordingly, we have reclassified the 2009 presentation to confirm to the current year presentation.

(5) Risk and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investment funds, consisting of mutual funds and a collective trust fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 31, 2008, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

During the year ended December 31, 2009, the Plan Sponsor terminated employees related to work force reductions. In aggregate the termination represented a partial termination of the Plan. As a result of this partial termination, all affected employees were fully vested as of the date of their termination. No other provisions of the Plan were affected by this event.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

During the week of March 1, 2010, the Company identified a late remittance of funds to MG Trust Company LLC for the February 19, 2011 payroll period end. The error resulted in the late remittance of participant contributions and employer match in the amounts of $93 and $57, respectively. In addition, there was another portion attributed to an outstanding loan which amounted to $28. As prescribed by Department of Labor regulations, the Company made contributions to the affected participants' accounts to compensate those employees an aggregate of $178 for potential lost income due to the delays.

During August 2010, the Company discovered an error for one participant involving an incorrect amount withheld from her paycheck and deferred to the Plan. It was found that 2% was being withheld rather than the 3% requested by the participant. This error affected the time period beginning on September 17, 2008 and ending on August 23, 2010 and amounted to $610 ($407 for the participant portion, $203 for the employer portion). The Company made corrective contributions in this amount to the affected participant's account for the lost income due to the incorrect deferral percentage.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2010 and 2009 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2010	2009
Total Investments, at fair value per financial statements	$ 3,524,452	$ 3,347,403
Notes receivable from participants	123,319	122,758
Total Investments per Form 5500	$ 3,647,771	$ 3,470,161

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net Assets Available for Plan Benefits, per the financial statements	$ 3,638,077	$ 3,493,342
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	21,161	4,071
Net Assets Available for Plan Benefits, per the Form 5500	$ 3,659,238	$ 3,497,413
Total Net Increase, per the financial statements	$ 144,735	$ 621,794
Adjustment from contract value to fair value for fully benefit responsive investment contracts for current period	21,161	4,071
Adjustment from contract value to fair value for fully benefit responsive investment contracts for prior period	(4,071)	6,832
Total Net Income, per the Form 5500	$ 161,825	$ 632,697

Supplemental Schedule I

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2010

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common Stock	14,381	$	263,029
*	GE Institutional Income Fund	Mutual fund	29,944		281,770
*	GE Institutional International Equity Fund	Mutual fund	21,555		247,888
*	GE Institutional Small-Cap Equity Fund	Mutual fund	39,676		584,426
*	GE Institutional U.S. Equity Fund	Mutual fund	37,067		425,534
*	GE Institutional Premier Growth Equity Fund	Mutual fund	37,290		328,523
	American Century One Choice Portfolio: Aggressive	Mutual fund	16,974		204,711
	American Century One Choice Portfolio: Moderate	Mutual fund	18,313		212,244
	American Century One Choice Portfolio: Conservative	Mutual fund	10,968		120,756
	Galliard Capital Management Stable Value Fund	Collective trust fund	40,047		855,571
	Total Investments, at fair value			$	3,524,452
*	Notes Receivable from participants	24 notes receivable from participants with interest rates of 4.25% to 9.25%	—		123,319
	Total Notes Receivable from participants			$	123,319
	Total Assets held at end of year			$	3,647,771

* Party-in-interest as defined by ERISA.

See accompanying Independent Auditors' Report.

Supplemental Schedule II

COMPUTER DYNAMICS INC. 401(k) AND PROFIT SHARING PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2010

Participant Contributions Transferred Late to Plan	Totals that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	
$ 500	$ 0	$ 0	$ 0	$ 500

During the week of March 1, 2010, the Company identified a late remittance of funds to MG Trust Company LLC for the February 19, 2011 payroll period end. The error resulted in the late remittance of participant contributions and employer match in the amounts of $93 and $57, respectively. In addition, there was another portion attributed to an outstanding loan which amounted to $28. As prescribed by Department of Labor regulations, the Company made contributions to the affected participants' accounts to compensate those employees an aggregate of $178 for potential lost income due to the delays.

During August 2010, the Company discovered an error for 1 participant involving an incorrect amount withheld from her paycheck and deferred to the Plan. It was found that 2% was being withheld rather than the 3% requested by the participant. This error affected the time period beginning on September 17, 2008 and ending on August 23, 2010 and amounted to $610 ($407 for the participant portion, $203 for the employer portion). The Company made corrective contributions in this amount to the affected participant's account for the lost income due to the incorrect deferral percentage.

See accompanying Independent Auditors' Report.